UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

On October 30th, 2006 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on September 30, 2006. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of September 30 th ,
	2006	2005
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
Total current assets	498,889	505,855
Cash and Banks	11,148	27,411
Time deposits	50,846	34,305
Marketable securities (net)	201	678
Accounts receivable (net)	141,052	119,631
Notes receivable (net)	10,968	10,490
Sundry debtors	27,491	26,841
Notes and accounts receivable from related companies	7,694	4,998
Inventories (net)	188,145	209,856
Recoverable taxes	47,437	53,186
Prepaid expenses	10,143	10,693
Deferred taxes	3,551	2,842
Other current assets	213	4,924
Leasing Contracts (net)	0	0
Assets for Leasing(net)	0	0
Total fixed assets	1,475,494	1,430,688
Lands	135,386	131,079
Buildings and infrastructure	212,511	209,650
Machinery and equipment	843,304	825,721
Other fixed assets	689,044	618,664
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	(412,141)	(361,816)
Total other assets	(19,397)	(5,994)
Investments in related companies	4,633	4,264
Investments in other companies	205	205
Goodwill	1,186	1,448
Negative goodwill (less)	(59,412)	(42,465)
Long term debtors	4,661	5,412
Long term notes and accounts receivable from related companies	1,556	0
Long term deferred taxes	0	0
Intangible assets	212	121
Amortization (less)	(28)	(19)
Others	27,590	25,040
Leasing Contracts Long Term	0	0

TOTAL ASSETS	1,954,986	1,930,549

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30 th ,
	2006	2005
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

Total current liabilities	277,634	325,447
Short term obligations to banks and financial institutions	65,904	104,677
Short term portion of long term obligations to banks and financial institutions	57,741	62,317
Obligations to the public -short-term portion (promissory note)	0	0
Obligations to the public -short-term portion (bonds)	34,359	56,260
Long term obligations due within one year	4	165
Dividends payable	504	316
Accounts payable	57,760	51,413
Notes payable	719	933
Sundry creditors	2,192	3,047
Notes and accounts payable to related companies	4,948	4,487
Provisions	26,356	21,140
Withholdings	18,166	14,703
Income tax	7,801	5,321
Revenue received in advance	866	668
Deferred Taxes	0	0
Other current liabilities	314	0
Total long-term liabilities	530,350	503,324
Obligations to banks and financial institutions	181,051	159,466
Long term obligations to the Public (bonds)	283,264	280,752
Notes payable Long Term	0	0
Long term sundry creditors	130	292
Notes and accounts payable to related companies Long Term	0	0
Long term Provisions	1,426	677
Long term Deferred taxes	46,828	44,344
Other long term liabilities	17,651	17,793
Minority interest	17,354	102,532
Total shareholders' equity	1,129,648	999,246
Paid/up capital stock	812,880	696,481
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	173,176	163,520
Retained Earnings	143,592	139,245
Reserves future dividends	51,424	51,424
Accumulated profits	73,072	60,128
Accumulated losses (less)	0	0
Net income (loss) for the period	19,096	27,693
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total liabilities	1,954,986	1,930,549

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30 th ,
	2006	2005
CONSOLIDATED INCOME STATEMENT	THUS$	THUS$

OPERATING RESULT	65,446	70,066
GROSS MARGIN	153,643	149,707
Operating Income	663,850	549,934
Operating costs (less)	(510,207)	(400,227)
Selling and administrative expenses (less)	(88,197)	(79,641)
NON /OPERATING RESULT	(35,890)	(31,197)
Financial Income	3,808	2,547
Net income on investments in related companies	573	924
Other non operating income	2,711	2,947
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	(64)	(594)
Financial expenses (less)	(26,037)	(28,797)
Other non/operating expenses (less)	(7,837)	(4,678)
Price/level restatements	0	0
Exchange Differences	(9,044)	(3,546)
Result before income taxes and extraordinary items	29,556	38,869
Income taxes	(21,403)	(14,992)
Extraordinary Items	0	0
Net income (loss) before minority interests	8,153	23,877
Minority interests	7,532	1,322
Net Income (Loss)	15,685	25,199
Amortization negative goodwill	3,411	2,494

NET INCOME (LOSS) FOR THE PERIOD	19,096	27,693

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30 th ,
	2006	2005
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	THUS$	THUS$

Net cash flow from operating activities	100,666	79,609
Collection of accounts receivable	824,231	631,384
Financial income received	7,165	9,769
Dividends and other distributions received	0	0
Other income received	19,885	20,542
Payments of suppliers and personnel (less)	(694,340)	(533,937)
Interest paid (less)	(32,418)	(21,904)
Income tax paid (less)	(9,710)	(7,235)
Other expenses paid (less)	(2,772)	(2,775)
V.A.T. and similar paid (less)	(11,375)	(16,235)
Cash flow from financing activities	(22,099)	(47,679)
Placement of shares	44,012	0
Loans drawn	219,368	114,416
Bonds	162,965	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	(11,491)	(52,111)
Distribution of capital (less)	0	0
Loans repaid (less)	(266,445)	(99,293)
Bonds paid (less)	(169,605)	(9,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	(1,691)
Stock issuance and placement expenses (less)	(903)	0
Bond issuance and placement expenses (less)	0	0
Other financing disbursements (less)	0	0
Net cash flow from investment activities	(114,246)	(28,052)
Sales of fixed assets	38	1,477
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	20,468
Acquisition of fixed assets (less)	(84,086)	(45,539)
Interest capitalized repaid (less)	(5,149)	(4,103)
Permanent investments (less)	(24,340)	0
Investments in financial instruments (less)	0	0
Documented loans to related companies (less)	(709)	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	(355)
Net total cash flow for the period	(35,679)	(3,878)

Effect of inflation on cash and cash equivalents	17	(14)

Net variation in cash and cash equivalents	(35,662)	3,864

Initial balance of cash and cash equivalents	97,857	58,530

Final balance of cash and cash equivalents	62,195	62,394

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30 th ,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2006	2005
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	19,096	27,693
Results on sales of assets:	(26)	44
(Profit) loss on sales of fixed assets	(26)	44
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:	58069	58465
Depreciation for the period	37,664	37,919
Amortization of intangible assets	337	609
Write/off and provisions	0	0
Income from investment in related companies (less)	(573)	(924)
Loss on investment in related companies	0	0
Amortization of goodwill	64	594
Amortization of negative goodwill (less)	(3,411)	(2,494)
Net price/level restatements	0	0
Net exchange difference	9,044	3,546
Other credit to income not affecting cash flow (less)	0	0
Other charges to income not affecting cash flow	14,944	19,215
Changes in assets affecting cash flow (increases) decreases:	151	(22,099)
Accounts receivable	(29,977)	(11,327)
Inventories	31,868	(10,188)
Other assets	(1,740)	(584)
Changes in liabilities affecting cash flow (increases) decreases:	30,908	16,828
Accounts payable related to operating income	21,967	3,947
Interest payable	(4,880)	6,893
Net income taxes payable	(2,189)	(3,659)
Other accounts payable related to non/operating income	(369)	2,586
Net value added tax and similar payable	16,379	7,061
Profit (loss) of minority interest	(7,532)	(1,322)

Net cash flow from operating activities	100,666	79,609

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements,

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30TH, 2006 AND 2005
(Free translation from the original in Spanish)

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market, It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance and the United States Securities and Exchange Commission.

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the periods from January 1 to September 30, 2006 and 2005.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance, In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c) Presentation

These financial statements are presented in United States dollars, The figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in 2005 for a better interpretation of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries, The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period, For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results, The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 2,5% in 2006 (2,4% in 2005).

f) Currency translation

The Company is authorized to keep its accounts in United States dollars, The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period, Exchange differences are charged/credited to income.

At September 30, 2006 and 2005, the principal exchange rates against the US dollar were:

	2006	2005
	per US dollar	per US dollar

Chilean peso	537.0300	529.2000
Real	2.1643	2.2302
Bolivars	2,150.0000	2,150.0000
Argentinean Peso	3.1040	2.9090
Colombian Peso	2,394.3100	2,290.0000
Mexican Peso	11.0502	10.7595
Unidad de Fomento	0.0292	0.0299
Euro	0.7886	0.8319

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period, Marketable securities relate to investments in mutual funds units shown at their respective redemption values at the period-end.

h) Inventories

- Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

- Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

- Wood pieces, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

- Materials, spares, supplies, etc at their average cost.

- Imports in transit at cost

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

- Replacement of old machinery or spares for unused machines
- Little alternative use of materials or spares with a low stock turnover.
- Possible loss of commercial value of finished products due to deterioration in lengthy storage.

as compared to the standards demanded by the market.

i) Estimate of doubtful accounts

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts outstanding.

j) Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers, Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity, The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

Plantations expected to be harvested during the following year, based on a production plan, are shown in Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements, Maintenance and repair costs are charged to income in the period in which they are incurred.

Relatively expensive spares are depreciated over the expected useful lives of the associated principal assets, while those that are consumed periodically are charged to production costs as soon as they are utilized.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendency of Securities and Insurance and are current at the date of these financial statements, No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets, excluding the plantations, are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m) Investments in related companies

Investments in related companies are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period, Unrealized income has been eliminated.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

n) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase, These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o) Bonds payable

These relate to the placement of bearer bonds in Chile, valued at their initial face value plus indexation and interest accrued to the end of each period, The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p) Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheet are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants, The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

The Forest Reserve is shown net of taxes, in accordance with Technical Bulletin 69 of the Chilean Institute of Accountants.

q) Severance payments

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 6% and a permanence ratio in line with years of service with the Company.

r) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties, Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions, These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t) Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4,6 C, which is being amortized over 4 years.

u) Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred, No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v) Statement of cash flows

Cash and cash equivalents are considered to be its low-risk, short-term investments made as part of its normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing, The operating concept used in this statement is broader than that used in the Statement of income.

w) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendency of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called "Share issue and placement costs", deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		09/30/2006			09/30/2005
RUT	Company	Direct	Indirect	Total	Total
99,537,270-3	Inversiones Internacionales Terranova S.A.	60.0000	0.0000	60.0000	60.0000
81,507,700-8	Forestal Tornagaleones S.A.	94.9061	0.0000	94.9061	60.4538
79,959,070-0	Masisa Inversiones Limitada	0.0000	0.0000	0.0000	100.0000
79,616,940-0	Masisa Concepción Limitada	0.0000	0.0000	0.0000	100.0000
79,554,560-3	Inversiones Coronel Limitada	0.0000	0.0000	0.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada	99.8000	0.2000	100.0000	100.000
Foreign	Masisa Overseas Ltd,	100.0000	0.0000	100.0000	100.000
Foreign	Maderas y Sinteticos del Perú S.A.C,	99.0114	0.8897	99.9011	99.9011
Foreign	Masisa USA Inc	25.1200	44.9280	70.0480	70.0480
Foreign	Maderas y Sinteticos Servicios S.A. de C.V.	99.0000	1.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.	99.9000	0.1000	100.0000	100.0000
Foreign	Masisa do Brasil Ltda.	98.3907	1.6093	100.0000	100.0000
Foreign	Maderas y Sinteticos Mexico S.A. de C.V.	99.9999	0.0001	100.0000	100.0000
Foreign	Terranova Panama S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova de Venezuela S.A. y filial	0.0000	60.0000	60.0000	60.0000
Foreign	Corporacion Forestal Venezuela S.A.	0.0000	59.9700	59.9700	59.9700
Foreign	Forestal Terranova Mexico S.A. de C.V.	0.0000	59.9940	59.9940	59.9940
Foreign	Cor.Forestal Guayamure C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	Masisa Madeiras Ltda.	0.0000	59.9940	59.9940	59.9940
Foreign	Masisa Colombia S.A.	0.0000	59.9940	59.9940	59.9940
Foreign	Cor,Forestal Imataca C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Andinos C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Forestal Argentina S.A.	0.0000	93.6530	93.6530	30.2874
Foreign	Masisa Argentina S.A.	98.0000	2.0000	100.0000	100.0000
Foreign	Fibranova C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Masnova S.A.	0.0000	80.0000	80.0000	80.0000
Foreign	CC MAS S.A. DE C.V.	0.0000	100.0000	100.0000	100.0000

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on September 30th, 2006, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 – MARKETABLE SECURITIES

BOOK VALUE
INSTRUMENTS	30-09-2006	30-09-2005
Shares	-	-
Bonds	-	-
Mutual fund fees	201.00	678.00
Investment fund fees	-	-
Public offering promissory note	-	-
Mortgage bills	-	-
Total Marketable Securities	201.00	678.00

NOTE 05 – SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2006	2005
	MUS$	MUS$

- Chile	33,153	23.908
- Venezuela	12,829	11,373
- Brasil	26,900	18,038
- Argentina	5,262	4,170
- México	31,536	31,566
- Colombia	2,721	3,097
- United States	24,079	23,855
- Ecuador	2,094	1,611
- Perú	1,917	1,162

Total	141,052	119,631

	Current
	Less than 90 days		More than 90 and less than 1 year		Sub-Total	Current Total (net)		Long-term
	30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2006	30-09-2005	30-09-2006	30-09-2005
Account receivable	132,168	115,581	14,657	8,108	146,825	141,052	119,631	2,088	1,213
Uncorrectable receivables estimate					5,773
Notes receivable	10,457	9,950	1,330	1,315	11,787	10,968	10,490	880	1,086
Uncorrectable receivables estimate					819
Sundry debtors	22,905	20,552	4,730	6,593	27,635	27,491	26,841	1,693	3,113
Uncorrectable receivables estimate					144
							Total Long Term receivable	4,661	5,412

NOTE 06 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies mainly correspond to funding granted to its subsidiaries for the development of their activities; they are expressed in United States dollars and in some cases they accrue an interest equivalent to an 180-day LIBOR rate plus market spread for this type of operations.

Payment conditions are subject to cash flows from the respective companies.

Commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

RUT	Company	Short-Term		Long-Term
		30-09-2006	30-09-2005	30-09-2006	30-09-2005
Foreign	OXINOVA C.A	5,360	4,593	0	0
94323000-5	GRUPO NUEVA S.A	6	0	0	0
Foreign	AMANCO TUBOSISTEMAS HONDURAS	763	0	0	0
Foreign	AMANCO TUBOSISTEMAS COSTA RICA S.A.	165	285	0	0
Foreign	AMANCO TUBOSISTEMAS EL SALVADOR	163	26	0	0
Foreign	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	245	54	0	0
Foreign	PLYCEM CONSTRUSISTEMAS NICARAGUA	327	40	0	0
Foreign	AMANCO BRASIL LIMITADA	665	0	1,556	0
TOTAL		7,694	4,998	1,556	0

b) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		30-09-2006	30-09-2005	30-09-2006	30-09-2005
Foreign	OXINOVA C.A	4,584	4,487	0	0
Foreign	TEK BOARD OVERSEAS, INC	364	0	0	0
TOTALES		4,948	4,487	0	0

c) Related Party Transactions and balance:

Company	RUT	Relationship Nature	Description of Transaction	31/03/2006		31/03/2005
				Amount	Effect on Income, Charge (credit)	Amount	Effect on Income, Charge (credit)
OXINOVA C.A	Foreign	Merged	Buys of products	9,418	(9,418)	8,381	(8,381)
OXINOVA C.A	Foreign	Merged	Services rendered	36	36	36	36
OXINOVA C.A	Foreign	Merged	Land rent	269	54	434	65
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	Foreign	Common Parent	Sales of products	477	184	434	65
AMANCO TUBOSISTEMAS COSTA RICA S.A.	Foreign	Common Parent	Sales of products	1,433	570	1,633	245
AMANCO TUBOSISTEMAS HONDURAS S.A.	Foreign	Common Parent	Sales of products	144	66	171	26
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	Foreign	Common Parent	Sales of products	361	134	124	19
AMANCO TUBOSISTEMAS EL SALVADOR S.A.	Foreign	Common Parent	Sales of products	424	150	120	18

NOTE 07 – INVENTORIES

Inventories as of September 30, 2006 and 2005 include the following:

	2006	2005
	THUS$	THUS$

Standing Timber	29,700	32,738
Finished and process products	116,173	130,587
Materials, spares, supplies & others	42,272	46,531

TOTAL	188,145	209,856

Inventories are shown net of allowance for ThUS$ 6,882(ThUS$ 6,396 in 2005).

NOTE 08 – DEFERRED TAXES AND INCOME TAXES

a) Income tax

At September 30, 2006 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$272,765 (ThUS$263,846 at September 30, 2005).

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

The table also shows the charges or credits to income for each year for deferred taxes and income tax.

c) The recoverable taxes balance, apart from the taxes originated by operationalactivities, such as IVA PPM an others, are include by the close of September THUS$12,061 originated mainly in the following transactions:

1)Originated in the societies restructure in Chile and following merger in 2003, given that the societies absorved (Andinod S.A., Sociedad Forestal Millalemu S.A. y Forestal Terranova S.A.) registered tax profit from previous periods not withdrawal, generating a right to recover proportionally the tax paid over the profits, that were absorved by the accumulated tax loses from the susistant society.

2) During 2005 the society recived a dividend from former Masisa which allow to increase the recoverable tax by this same concept.

3) During the second trimester 2005 the Merger of former Masisa in to Terranova S.A. took place, generating a right to recover in proportional basis the tax paid over the un withdrawal tax gains, that were absorved by the tax loses esisting in the subsistent society.

d) The result of income tax, generated by each country, is as follows:

Country	2006	2005
	THUS$	THUS$
Chile	(4,782)	4,572
Argentina	(6,241)	(4,643)
Brazil (1)	(6,678)	(11,806)
USA	(1,401)	(712)
Peru	(661)	(498)
Colombia	(836)	(746)
Others	(714)	(1,159)

Total	(21,403)	(14,992)

The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the liabilities in US dollars (nearly THUS$ 150,000). The variation registered in the real the first 9 month of this period in -7.11% (-16.28% in 2005).

Deferred Taxes.

	30-09-2006				30-09-2005
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Temporary Differences
Provision for uncollectible accounts	1,413	0	0	0	1,043	139	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	660	0	0	0	552	0	0	0
Amortization of intangible assets	0	0	0	0	0	0	0	0
Leasing assets	0	0	0	0	0	0	0	0
Manufacturing expenses	0	0	1,115	0	0	0	1,131	0
Fixed assets depreciation	0	0	0	34,945	0	0	0	31,736
Severance payment	22	0	0	0	40	0	0	0
Others events	18	0	0	48	4	0	6	9
Expenses paid in advance	0	0	116	255	0	0	36	1,048
Fixed assets provision	0	1,993	0	0	0	1,291	0	0
Obsolescence provision	426	0	0	0	496	0	0	0
Other provisions	2,129	1,913	0	15,126	1,664	2,275	0	13,383
Forestry Reserve	0	0	0	35,424	0	0	0	38,357
Tax losses	79	124,202	0	0	462	120,047	0	0
Cost of activated funding	0	0	0	6,118	0	0	0	6,791
Non realized profits provision	129	230	0	0	30	330	0	0
Activated expenses, plantations	0	0	61	18,248	0	0	242	14,751
Otros
Balance for Complementary assets amortization	33	1,402	0	17,165	34	1,423	0	18,504
Valuation provisions	0	80,765			0	79,432
Total	4,843	46,171	1,292	92,999	4,257	43,227	1,415	87,571

Income Taxes:

Items	30-09-2006	30-09-2005
Regular tax expense (tax provision)	(10,465)	(9,519)
Tax expenses adjustment (previous period)	(224)	(71)
Effect for assets and liabilities for deferred taxes of the period	(6,569)	(12,273)
Tax credit due to tax loss	(3,438)
Effect for amortization of deferred assets and liabilities complementary accounts	(1,043)	(935)
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	0	8,375
Other charges and credits in the account	336	(569)
Total	(21,403)	(14,992)

NOTE 09 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2006			2005
	Book value	Cumulative Depreciation	Net Fixed Assets	Book value	Cumulative Depreciation	Net Fixed Assets
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$
Lands	135,386	-	135,386	131,079	-	131,079
Building and infrastructure	212,511	(69,582)	142,929	209,650	(58,607)	151,043
Machinery and equipment	834,304	(293,239)	550,065	825,72	(254,307)	571,414
Other fixed assets	689,044	(45,021)	644,023	618,664	(44,632)	574,032
-Plantations	560,510	-	560,510	532,590	-	532,590
-Other fixed assets	128,534	(45,021)	83,513	86,074	(44,632)	41,442
Negative Goodwill Technical Reappraisal:	7,390	(4,299)	3,091	7,390	(4,270)	3,120
- Land	2,672	-	2,672	2,672	-	2,672
- Building and infrastructure	4,718	(4,299)	419	4,718	(4,270)	448
Total	1,887,635	(412,141)	1,475,494	1,792,504	(361.816)	1,430,688

	2006	2005
Depreciation for the year	THUS$	THUS$
Effect on Income Operation	34,288	33,984

Administrative Expenses	2,792	2,926
Non-operating	584	825

Activated
Negative Goodwill Plantations	182	184
Total	37,846	37,919

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers, This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries in its forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest plantation with payoff in the forest reserve presented under the Net Assets and has been determined though a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$4,149 as of September 30th, 2006,(THUS$4,103 in 2005) in addition, there was a activation by currency exchange difference of THUS$501 (THUS$1,508 in 2005).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$5,333 at September 30, 2006 (ThUS$5,594 at September 30, 2005).

Temporarily inactive fixed assets:

As of September 30, 2006 and 2005, the company has temporarily inactive goods in some of its plants, For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 10 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in UF’s equivalent to UF1,108,969, according to what is established in Technical Bulletin No, 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement as of September 30, 2006 of THUS$11,657 (THUS$10,787 in 2005).

Investment sales

  Dated June 10th, 2005, the subsidiary Masisa Inversiones Ltda. sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in Inversiones Industrials S.A. for an amount of US$10,000.

  Dated June 10th, 2005, the subsidiary Inversiones Coronel Ltda. sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in the company Forestal Calle Calle S.A. for the amount of US$1.

These companies discontinued its proportional value method due to the fact that their net worth were negative and, by which, their results were recognized until they covered the investment, Therefore, the value of this sale was entirely recorded in the result.

NOTE 10 - INVESTMENTS IN RELATED COMPANIES

	Company	Country	Investment Control Currency	Number of shares	Participation %		Shareholder's Equity
					30-09-2006	30-09-2005	30-09-2006	30-09-2005
Foreign	Oxinova S.A.	Venezuela	Dollar	1,963,564	49.0000	49.0000	9,455	8,702
99511350-3	Inversiones Calle Calle S.A	Chile	Pesos	100,000	50.0000	50.0000	0	0

	Company	Country	Investment Control Currency	Net Income for the period		Shareholder's Equity to just value		Net Income to just value
				30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005
Foreign	Oxinova S.A.	Venezuela	Dollar	1,170	1,910	0	0	0	0
99511350-3	Inversiones Calle Calle S.A	Chile	Pesos	0	0	0	0	0	0

	Company	Country	Investment Control Currency	Net Income Accrued		VP/VPP		Unrealized Result		Book value of investment
				30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005
Foreign	Oxinova S.A.	Venezuela	Dollar	573	924	4,633	4,264	0	0	4,633	4,264
99511350-3	Inversiones Calle Calle S.A	Chile	Pesos	0	0	0	0	0	0	0	0
Total						4,633	4,264	0	0	4,633	4,264

NOTE 11 – GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which it is expected to amortize over 20 years in view of the expected returns from that subsidiary.

Negative goodwill

The purchase of 43,16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0,544% in June 2003, generated a negative goodwill for the Company which it is intended to amortize over 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40,00% of Terranova S.A. generated negative goodwill which it is intended to amortize over 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which it is intended to amortize over 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34,35% of Forestal Tornagaleones S.A., generating negative goodwill that it is being amortized over the remaining period of the original term.

In January 2006 Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48,6% of Forestal Argentina, generating a Negative goodwill that it is being amortized in 20 years.

Goodwill

RUT	Company	30-09-2006		30-09-2005
		Amortization Amount for the Period	Goodwill	Amortization Amount for the Period	Goodwill
96623490-3	MASISA CABRERO S.A.	64	1,186	64	1,272
foreign	MASISA USA, INC	0	0	530	176
TOTAL		64	1,186	594	1,448

Negative Goodwill

RUT	Company	30-09-2006		30-09-2005
		Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill
81507700-8	FORESTAL TORNAGALEONES S.A.	641	12,835	75	1,680
92257000-0	MASISA S.A. (ANTIGUA)	2,074	29,993	2,074	32,758
96802690-9	TERRANOVA S.A.	252	5,787	252	6,122
foreign	CORPORACIÓN FORESTAL GUAYAMUR	93	1,782	93	1,905
foreign	FORESTAL ARGENTINA	351	9,015	0	0
TOTAL		3,411	59,412	2,494	42,465

NOTE 12 - OTHER (ASSETS)

As of September 30th, 2006 and 2005, respectively, the following are the balances of Other Assets:

	2006	2005
	THUS$	THUS$
Market value of swaps	3,219	727
Goodwill and expenses for placing bonds (1)	5,498	7,604
Bond issue & placement costs (1)	5,922	2,522
Exploitation rights (2)	10,425	10,874
Others	2,456	3,283
Total	27,590	25,240

(1) Net of Amortization

(2) In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights, The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

Coforven S.A. exploitation rights:

In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS

RUT	Bank or financial institution	US Dollar		Other foreign currency		UF		ThCh$ no adjustment		Total
		30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005
	Short Term
97041000-7	BANKBOSTON N.A.	0	17.239	0	0	0	0	0	0	0	17.239
97023000-9	BANCO CORPBANCA	0	9.134	0	0	0	0	0	0	0	9.134
97030000-7	BANCO DEL ESTADO DE CHILE	0	5.070	0	0	0	0	0	0	0	5.070
97051000-1	BANCO DEL DESARROLLO	0	3.035	0	0	0	0	0	0	0	3.035
97008000-7	CITIBANK N.A.	0	3.338	0	0	0	0	0	0	0	3.338
97919000-K	ABN AMRO BANK	7	8.112	0	9.420	0	0	0	0	7	17.532
Foreign	BANCO BBVA	0	3.001	0	0	0	0	0	0	0	3.001
Foreign	BANCO ITAU BBA S.A.	2.009	0	0	0	0	0	0	0	2.009	0
Foreign	HSBC BANK USA	0	4.527	0		0	0	0	0	0	4.527
Foreign	RABOBANK NEDERLAND	0	19	0		0	0	0	0	0	19
Foreign	BANCO MERCANTIL	0	0	21.546	16.420	0	0	0	0	21.546	16.420
Foreign	CORPBANCA VENEZUELA	0	0	0	2.184	0	0	0	0	0	2.184
Foreign	BANCO PROVINCIAL	0	0	8.209	0	0	0	0	0	8.209	0
Foreign	BANCO DE VENEZUELA	0	0	24.461	23.178	0	0	0	0	24.461	23.178
Foreign	CITIBANK VENEZUELA	0	0	9.672	0	0	0	0	0	9.672	0
	Others	0	0	0	0	0	0	0	0	0	0
	Total	2.016	53.475	63.888	51.202	0	0	0	0	65.904	104.677
	Principal owed	2.000	52.800	63.347	50.353					65.347	103.153
--------	Rate	5.65%	3,54%	2.1%	14.51%

Tipes of currency and index reaudjustment								ThCh$ no adjustment		Total
RUT	Bank or financial institution	US Dollar		Other foreign currency		UF
		30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005	30-09-2006	30-09-2005
	Short Term
97006000-6	BANCO DE CREDITO E INVERSIONES	7,228	4,283	0	0	0	2,869	0	0	7,228	7,152
97030000-7	BANCO DEL ESTADO DE CHILE	8,840	3,714	0	0	0	0	0	0	8,840	3,714
97053000-2	BANCO SECURITY	1,951	1,240	0	0	0	0	0	0	1,951	1,240
97023000-9	BANCO CORPBANCA	14,451	6,259	0	0	0	0	0	0	14,451	6,259
97039000-6	BANCO SANTANDER	4,972	5,811	0	0	0	0	0	0	4,972	5,811
96658480-7	RABOINVESTMENTS CHILE S.A.	0	305	0	0	0	0	0	0	0	305
Foreign	WESTDEUTSCHE LANDESBANK	6,303	3,084	0	0	0	0	0	0	6,303	3,084
Foreign	CITIBANK N.A.	323	73	0	0	0	0	0	0	323	73
Foreign	COMERICA BANK	0	4,465	0	0	0	0	0	0	0	4,465
Foreign	BANCO CHILE NEW YORK BRANCH	0	5,435	0	0	0	0	0	0	0	5,435
Foreign	THE BANK OF NOVA SCOTIA	323	3,976	0	0	0	0	0	0	323	3,976
Foreign	RABOBANK NEDERLAND	5,432	2,708	0	0	0	0	0	0	5,432	2,708
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	3,803	13,483	0	0	0	0	0	0	3,803	13,483
Foreign	BANCO BBVA	2,939	1,612	0	0	0	0	0	0	2,939	1,612
Foreign	BANCO ITAU BBA	1,033	3,000	0	0	0	0	0	0	1,033	3,000
Foreign	ABN AMOR BANK	143	0	0	0	0	0	0	0	143	0
	Others	0	0	0	0	0	0	0	0	0	0
	TOTAL	57,741	59,448				2,869			57,741	62,317
	Equity Amount in debt	55,169	58,626				2,789			55,169	61,415
--------	Rate	3.46%	4.00%				6.70%

Total amount of liabilities in foreign currency:	48.3300
Total amount of liabilities in local currency:	51.6700

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

RUT	Bank o financial institution	Currency	More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	Date close actual period		Date close past period
							Total Long Term to close The financialStatements	Rate	Total Long Term to close The financial Statements

97006000-6	BANCO DE CREDITO E INVERSIONES	Dollar	5,278	4,028	2,777	0	0	12,083	6,62	17,361
96658480-7	RABOINVESTMENTS CHILE S.A.	Dollar	0	0	0	0	0	0		13,000
97030000-7	BANCO DEL ESTADO DE CHILE	Dollar	4,232	0	0	0	0	4,232	6,09	8,464
97036000-K	BANCO SANTANDER	Dollar	2,924	591	0	0	0	3,515	6,18	10,491
97023000-9	BANCO CORPBANCA	Dollar	8,011	2,991	0	0	0	11,002	6,26	14,959
97053000-2	BANCO SECURITY	Dollar	1,167	583	0	0	0	1,750	6,32	0
Foreign	SECURITY BANK	Dollar	0	0	0	0	0	0		2,917
Foreign	COMERICA BANK	Dollar	0	0	0	0	0	0		4,286
Foreign	BANCO CHILE NEW YORK	Dollar	0	0	0	0	0	0		6,400
Foreign	THE BANK OF NOVA SCOTIA	Dollar	0	2,475	16,088	6,188	0	24,751	5,66	17,500
Foreign	CORP BANCA VENEZUELA	Dollar	0	0	0	0	0	0		279
Foreign	CITIBANK N.A.	Dollar	0	2,475	16,088	6,188	0	24,751	5,66	45
Foreign	RABOBANK NEDERLAND	Dollar	4,700	6,925	23,638	13,527	0	48,790	6,14	15,400
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollar	3,800	3,800	1,900	0	0	9,500	6,59	31,281
Foreign	WESTDEUTSCHE LANDESBANK	Dollar	1,741	4,216	16,088	6,188	0	28,233	7,57	9,320
Foreign	BANCO BBVA	Dollar	1,444	0	0	0	0	1,444	6,09	2,890
Foreign	BANCO ITAU BBA	Dollar	0	0	0	0	0	0		1,000
Foreign	ABN AMRO BANK	Dollar	0	1,100	7,150	2,750	0	11,000	5,66	0
Total			33,297	29,184	83,729	34,841	0	181,051		159,466
--------%
Total amount of	0.07
Total amount of	99.93

The loans granted by Masisa Inversiones Limitada (Company absorbed my Masisa S.A. in June 2006) to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218,88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, and in ¨Cédulas de Crédito Bancário - Res,2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res,2770” are presented net in the statement of income.

NOTE 15 – SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds

- Relate to 1,000 certificates of US$10,000 and Series C2 bonds of 200 certificates of US$100,000, Repayment of principal is due on June 15, 2008, They accrue compound interest in arrears at 5,00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series A bonds

- Consist of 5,000 certificates of UF500 each for a 7-year term and a two-year grace period for the repayment of principal, They accrue compound interest in arrears at 5,00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year, Repayments of principal are due in ten semi-annual payments starting on June 15, 2006.

Series B bonds

- Consist of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal, They accrue compound interest in arrears at 6,25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year, Repayments of principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds which are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds

- UF 2,750,000 was placed against the line No,439, with a 21-year term and 1 year’s grace and an interest rate of 4,79%.

Series D bonds

- UF 2,000,000 was placed against the line No,440, with a 7-year term and 2 year’s grace and an interest rate of 4,59%.

- The Series A and D bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N,A,, Agency in Chile, Morgan Stanley Capital Services Inc, and Banco Santander Santiago (see Note 25) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds for THUS$27,000 plus interests, they were acquired by Insurance and Fund Companies in the United States, The amortization is THUS$9,000 per year, and the payment day is May 15, of each year, ending the year 2008, The interest rate is paid semi annually, in May and November.

Registration Number or Instrument Identification	Series	Nominal amount Valid placement	Currency of bond adjustment	Interest rate	Final maturity	Periodicity		Par Value		Place of the transaction Chile or Foreign
						Interest Payment	Amortization Payment	31/09/2006	31/09/2005
Short term Portion of Long Term Bond
336	A	0	U.F.	0.05	15/06/2009	6 Months	2005	0	35,409	Local
336	B	0	U.F.	0.06	15/06/2024	6 Months	2009	0	581	Local
336	C	0	USD	0.05	15/06/2008	6 Months	2008	432	432	Local
356	A	500	U.F.	0.05	15/12/2010	6 Months	2006	18,242	9,576	Local
355	B	0	U.F.	0.06	15/12/2024	6 Months	2011	432	422	Local
440	D	0	U.F.	0.04	15/10/2012	6 Months	2008	1,321	0	Local
439	E	69	U.F.	0.05	15/10/2026	6 Months	2007	4,384	0	Local
PRIVATE	B	9,000	USD	0.08	14/05/2008	6 Months	2005	9,548	9,840	Foreign
Total Short Term Portion								34,359	56,260
--------
Long Term Bond
336	A	0	U.F.	0.05	15/06/2009	6 Months	2005	0	100,440	Local
336	B	0	U.F.	0.06	15/06/2024	6 Months	2009	0	33,480	Local
336	C	30,000	USD	0.05	15/06/2008	6 Months	2008	30,000	30,000	Local
356	A	1,750	U.F.	0.05	15/12/2010	6 Months	2006	59,187	75,330	Local
355	B	702	U.F.	0.06	15/12/2024	6 Months	2011	24,054	23,502	Local
440	D	2,000	U.F.	0.04	15/10/2012	6 Months	2008	68,835	0	Local
439	E	2,681	U.F.	0.05	15/10/2026	6 Months	2007	92,188	0	Local
PRIVATE	B	9,000	USD	0.08	15/05/2008	6 Months	2005	9,000	18,000	Foreign
Total Long Term								283,264	280,752

NOTE 16- PROVISIONS AND WRITE-OFFS

Short-term Provisions	2006	2005
	THUS$	THUS$
Related to the Personnel:
Vacations	5,688	4,101
Gratification	1,998	917
Other benefits	3,893	1,372

Other Provisions:
Consultancy and services	1,228	1,277
Major repairs and plant shutdowns	722	1,065
Imports and exports expenses	689	988
Commissions	1,682	2,668
Goods and services receivable	2,181	2,743
Contingent liabilities	825	837
Other Taxes	4,809	3,861
Other Provisions	2,641	1,311
Total	26,356	21,140

Long-term Provisions	2006	2005
	THUS$	THUS$
Judicial deposit provision	426	655
Proforca provision	1,000	-
Severance Payment Provision	-	22
Total	1,426	677

Provisions presented net from assets	2006	2005
	THUS$	THUS$
Provisions presented net from assets that originate them:
Provision for doubtful accounts	6,736	5,137
Provision for inventory	6,882	6,396
Provision for fix assets	13,160	14,673

NOTE 17– SEVERANCE PAYMENT

Severance payments are as follows:

	2006	2005
	THUS$	THUS$
Balances as of January 1st	13	6
Provision for the period	-	16
Payments for the period	(13)	-
Balances as of September 30 th	-	22

Charges to income for the year amounted to THUS$0 (THUS$6 in 2005).

NOTE 18– OTHER LONG TERM LIABILITIES

Balance as of September 30th is set forth in detail (THUS$):

	Expire			Values
	2008	2009	2010	2006	2005
ICMS Tax payable on long term	6,851	3,896	2,177	12,924	15,319
Unrealized profit cover operations of existing entries	2,631	-		2,631	2,383
Swap Currency market value currencies	2,096	-	-	2,096	91
Total	11,578	3,896	2,177	17,651	17,793

NOTE 19– MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2006 THUS$	2005 THUS$	2006 THUS$	2005 THUS$
Forestal Tornagaleones S.A.	6,519	48,947	(92)	(3,105)
Forestal Argentina S.A.	953	32,472	(23)
Maderas y Sintéticos de Perú S.A.C	5	3	-	(1)
Corporación Forestal Guayamure C.A.	1,967	1,984	99	29
Inversiones Internacionales Terranova S.A.	7,904	19,120	7,548	4,399
Masisa Madeiras Ltda.	6	6	-	-
Total	17,354	102,532	7,532	1,322

NOTE 20 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid capital

The subscribed and paid capital at September 30, 2006 amounts to US$812,879,756, divided into 5,667,750,881 shares of no nominal value.

Extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005 respectively approved the merger by absorption of the former Masisa S.A. into the former Terranova S.A.

The extraordinary shareholders’ meeting of the former Terranova S.A. approved modifications to its bylaws, the principal ones being:

- To change the company’s name to Masisa S.A.

- To expand the corporate objects to include those of the former Masisa S.A.

- To increase the capital of the company from ThUS$583,739, divided into 3,918,427,856 shares of no par value, of the one and same series and without any privileges, to ThUS$696,481, divided into 5,049,060,017 shares of no par value, of the one and same series and without any privileges, through the issue of 1,130,632,161 new shares of no par value, of the one and same series and without any privileges, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

The extraordinary shareholders’ meeting held on August 29, 2005 resolved to increase the Company’s capital by US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares of no par value, of the one and same series and with no privileges, As of September 30, 2006, 622,503,068 shares have been subscribed and paid, amounting US$117,364,938.

b) Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during 2006 and 2005, shown in dollars as of the date of payment:

In 2006:
Dividend		Month paid	Dividend per share US$	No, of third party shares

Obligatory	Year 2005 No,11	May-2006	0.001216508	5,667,750,881
Additional	Year 2005 No,11	May-2006	0.000811005	5,667,750,881

In 2005 paid by:

Former Masisa S.A.:

Dividend		Month paid	Dividend per share US$	No, of third party shares

Eventual	Year 2004 No,36	May-2005	0.026894326	441,653,188
Additional	Year 2004 No,35	May-2005	0.031263070	441,653,188
Final	Year 2004 No,34	Apr-2005	0.013398459	441,653,188

Former Terranova S,A:

Dividend		Month paid	Dividend per share US$	Number of third party shares

Additional	Year 2004 No,10	Apr-2005	0.001141276	3,918,427,856
Final	Year 2004 No,10	Apr-2005	0.004092497	3,918,427,856

c) Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS$62,084 (ThUS$148,056 in 2005), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing, This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$15,508 (ThUS$15,364 in 2005), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2005) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase US$ 4,516 (nil in 2005).

d) Own-issued shares

The following was taken into account in quantifying the number of shares in the table 21 "Acquisition and holding of own shares":

For rights to withdraw: the 2,121,766 shares of the former Masisa S.A. bought from shareholders who exercised their right to withdraw was multiplied by the exchange factor of 2,56, resulting in the sum of 5,431,721 shares.

e)Previous Net Income for the period adjustment

THE Company detected an inventory missing which affects the amount of the Packaging Materials account which happened as a result of parametrizing error in the tariffs used to value this materials consumption in the Company´s costs system, This error which, has its origin, mainly, in the 2005 exercise, was registered against accumulated results in the company´s shareholder´s equity for an amount of ThUS$1,935.-

30-09-2006
	Paid-in capital	Reserve for Capital Revaluation	Overpricin g on sales of shares	Other Reserves	Reserve for future dividends	Accumulate d income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	769,834	-	-	188,477	51,424	60,129	-	-	26,369
Previous period income distribution	-	-	-	-	-	26,369	-	-	- 26,369
Definitive dividend of previous period	-	-	-	-	-	- 11,491	-	-	-
Capital Increase with shares issue	44,012	-	-	-	-	-	-	-	-
Capitalization of reserves and/or profits	-	-	-	-	-	-	-	-	-
Deficit accumulated during development period	-	-	-	-	-	-	-	-	-
Dividends Payment	-	-	-	- 1,519	-	-	-	-	-
Capital effects due to merger	-	-	-	- 12,879	-	-	-	-	-
Adjustment For Conversion difference	-	-	-	-	-	-	-	-	-
Forestry reserve	-	-	-	-	-	-	-	-	-
Emision and placement costs	-	-	-	- 903	-	-	-	-	-
Previous period income Adjustments	-	-	-	-	-	- 1,935	-	-	-
Capital reduction due to end of legal period	- 966	-	-	-	-	-	-	-	-
Equity capital revaluation	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	19,096
Interim dividends	-	-	-	-	-	-	-	-	-
Final Balance	812,880	-	-	173,176	51,424	73,072	-	-	19,096
Actualized Balance

	30-09-2005
	Paid-in capital	Reserve for Capital Revaluation	Overpricin g on sales of shares	Other Reserves	Reserve for future dividends	Accumulate d income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	583,739	-	-	122,643	-	14,979	-	-	56,778
Previous period income distribution	-	-	-	-	26,425	30,353	-	-	- 56,778
Definitive dividend of previous period	-	-	-	-	- 38,304	- 13,807	-	-	-
Capital Increase with shares issue	-	-	-	-	-	-	-	-	-
Capitalization of reserves and/or profits	-	-	-	-	-	-	-	-	-
Deficit accumulated during development period	-	-	-	-	-	-	-	-	-
Dividends Payment	-	-	-	1,538	-	-	-	-	-
Forestry reserve	-	-	-	5,936	-	-	-	-	-
Adjustment For Conversion difference	-	-	-	-	-	-	-	-	-
Capital effects due to merger	112,742	-	-	33,403	63,303	28,603	-	-	-
Emision and placement costs	-	-	-	-	-	-	-	-	-
Previous period income Adjustments	-	-	-	-	-	-	-	-	-
Capital reduction due to end of legal period	-	-	-	-	-	-	-	-	-
Equity capital revaluation	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	27,693
Interim dividends	-	-	-	-	-	-	-	-	-
Final Balance	696,481	-	-	163,520	51,424	60,128	-	-	27,693
Actualized Balance	696,481	-	-	163,520	51,424	60,128	-	-	27,693

a) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Outstanding shares
Unique	5,667,750,881	5,667,750,881	5,667,750,881

b) Capital (Amount THUS$)

Series	Subscribed Capital	Paid Capital
Unique	812,880	812,880

c) Acquisition and ownership of company shares

Share repurchase reason	Share repurchase date	N° of Shares	Share repurchase
			Series	Amount
Merger	01/07/03	87,871,054	Unique	16,828
Withdrawal right	26/12/03	13,538,394	Unique	1,550
Withdrawal right old Terranova S.A.	27/05/05	12,647,263	Unique	3,202
Withdrawal right old Masisa S.A.	27/05/05	5,431,721	Unique	1,379

d) Disposals or reductions in own share portfolio

Reason	Date	Portfolio decrease
		N° of Shares	Amount
Capital Decrease	31/10/04	87,871,054	16,828
Capital Decrease	26/12/04	13,538,394	1,550
Preferent Offer	12/12/05	10,806,939	2,738
Preferent Offer	06/01/06	3,459,841	877
Capital Decrease	27/05/06	3,812,204	966

NOTE 21 – OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of September 30th, 2006 and 2005 is as follows:

Other non-operating income	2006	2005
	THUS$	THUS$

Lease of plants, offices and others	-	221
Insurance Compensation	268	82
Gain on sale of goods & services	921	1,073
Tax devolution	856	749
Others	666	822

Total	2,711	2,947

Other non-operating expenses:

	2006	2005
	THUS$	THUS$

Depreciation and Amortization	687	1,261
Severance and sawmill reparation	2,981	-
Goods and Services losses	467	352
Patents, taxes and commissions	430	-
Forestry fire provisions	1,170	1,272
1272Donations	463	-
Others	1,639	1,793

17Total	7,837	4,678

NOTE 22 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	30-09-2006	30-09-2005

Cash	Argentinean Peso	-52	-167
Cash	Chilean Peso	(6,203)	64
Cash	Mexican Peso	-141	90
Cash	Brazilian Real	104	1,359
Cash	Bolivars	-24	-165
Cash	Other Currencies	-564	-120
Marketable securities	Bolivars	0	-44
Marketable securities	Chilean Peso	420	-115
Marketable securities	Brazilian Real	1,185	0
Accounts receivable	Argentinean Peso	14	-23
Accounts receivable	Chilean Peso	72	-29
Accounts receivable	U.F.	0	-50
Accounts receivable	Mexican Peso	-427	1,215
Accounts receivable	Brazilian Real	1,314	2,493
Accounts receivable	Bolivars	0	-11
Accounts receivable	Other Currencies	93	409
Notes receivable	Chilean Peso	(1,427)	1,552
Notes receivable	Argentinean Peso	-125	123
Notes receivable	Brazilian Real	0	85
Notes receivable	Mexican Peso	-174	0
Notes receivable	Bolivars	-2	-622
Sundry debtors	Chilean Peso	-112	150
Sundry debtors	Bolivars	0	-355
Sundry debtors	Argentinean Peso	-33	25
Sundry debtors	Mexican Peso	-45	0
Sundry debtors	Other Currencies	-39	15
Sundry debtors	Brazilian Real	228	881
Accounts receivable related companies	Other Currencies	-26	0
Inventories	Brazilian Real	-263	0
Recoverable taxes	Argentinean Peso	-167	309
Recoverable taxes	Chilean Peso	-787	776
Recoverable taxes	Mexican Peso	-198	-50
Recoverable taxes	Brazilian Real	1,051	677
Recoverable taxes	Bolivars	-3	(1,711)
Recoverable taxes	Other Currencies	-26	248
Prepaid expenses	Chilean Peso	-188	15
Prepaid expenses	Bolivars	0	-3
Prepaid expenses	Argentinean Peso	4	6
Prepaid expenses	Brazilian Real	22	79
Prepaid expenses	Other Currencies	0	162
Others current assets	Chilean Peso	-10	0
Others current assets	Mexican Peso	-8	8
Others current assets	Brazilian Real	-12	-34
Invest. In related companies	Chilean Peso	1,043	31
Long term debtors	Chilean Peso	102	-13
Long term debtors	Brazilian Real	147	256
Long term debtors	Argentinean Peso	-1	3
Others assets	Chilean Peso	-299	688
Others assets	Brazilian Real	10	101
Others assets	Other Currencies	98	530
Total (Cargos) Abonos		(5,449)	8,838
--------

Account	Currency	30-09-2006	30-09-2005

LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	U.F.	0	96
Short-term financial liabilities	Other Currencies	0	-8
Short-term financial liabilities	Bolivars	(7,907)	1,916
Long-term financial liabilities	Argentinean Peso	0	-8
Long-term financial liabilities	Chilean Peso	-452	0
Obligations with the public	U.F.	6,887	(3,790)
Accounts payable	Argentinean Peso	96	-99
Accounts payable	Mexican Peso	-35	-193
Accounts payable	Chilean Peso	251	-631
Accounts payable	Brazilian Real	-356	(2,320)
Accounts payable	Bolivars	-1	146
Accounts payable	Euro	0	-77
Accounts payable	Other Currencies	-30	-74
Notes payable	Brazilian Real	-89	-10
Sundry creditors	Chilean Peso	5	5
Sundry creditors	Argentinean Peso	-3	-37
Sundry creditors	Brazilian Real	-6	154
Sundry creditors	Bolivars	0	139
Sundry creditors	Other Currencies	4	121
Accounts payable from related companies	Chilean Peso	173	0
Accounts payable from related companies	Brazilian Real	-19	0
Accounts payable from related companies	Mexican Peso	53	0
Accounts payable from related companies	Other Currencies	88	0
Provisions	Chilean Peso	165	94
Provisions	Bolivars	-1	114
Provisions	Argentinean Peso	115	0
Provisions	Brazilian Real	-328	-861
Provisions	Mexican Peso	11	-6
Withholdings	Bolivars	3	314
Withholdings	Argentinean Peso	50	-45
Income taxes (Income tax)	Chilean Peso	110	-139
Income taxes (Income tax)	Brazilian Real	-865	-80
Income taxes (Income tax)	Other Currencies	64	-1
Income taxes (Taxes to be paid)	Chilean Peso	0	142
Income taxes (Taxes to be paid)	Bolivars	0	48
Income taxes (Taxes to be paid)	Argentinean Peso	76	-99
Income taxes (Taxes to be paid)	Mexican Peso	-65	-139
Income taxes (Taxes to be paid)	Other Currencies	0	-192
Other current liabilities	Chilean Peso	-178	0
Other current liabilities	Brazilian Real	(1,043)	65
Other long-term liabilities	Other Currencies	0	4
Other current liabilities	Mexican Peso	7	0
Obligations with the public	U.F.	-497	(1,348)
Other long-term liabilities	Bolivars	0	(3,030)
Other long-term liabilities	Chilean Peso	51	49
Other long-term liabilities	Mexican Peso	23	-3
Other long-term liabilities	Argentinean Peso	109	-69
Other long-term liabilities	Brazilian Real	-54	(2,528)
Total (debit) / credit		(3,595)	(12,384)
(Loss) Profits from exchange difference		(9,044)	(3,546)

NOTE 23 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement
------------------------

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2006	2005
	ThUS$	ThUS$

Stamp taxes	7524	4,065
Placement & auction commissions	687	108
Bond auction commission	284	322
Credit rating advice	230	114
Registration & inscription fees	42	21
Legal advice	28	14
Printing costs	20	13
Other costs	128	88
	-------	-------
Total costs	8,943	4,745
Accumulated amortization	(1,983)	(1,529)
	-------	-------
Balance to be amortized	6,960	3,216

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$968 (ThUS$664 in 2005) and in Long-term assets as Others for the long-term portion of ThUS$5,992 (ThUS$2,552 in 2005).

Share placement
-------------------

The expenses incurred in the issue and placement of shares consist of the following items:

ThUS$

Financial advice	3,027
Placement commission	352
Publications	641
Legal advice	426
Printing & other costs	70
-------
Total costs	4,516

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 24 – CASH FLOW STATEMENT

Fecu Code 5,50,30,55 Other charges to results that do not represent cash flow are:

Detail		2006	2005
	Country	THUS$	THUS$

Depletion	Argentina	900	1,206
Depletion	Brazil	4419	5,647
Depletion	Chile	6878	7,278
Depletion	Venezuela	2747	3,112
Others			1,972

TOTAL		14,944	19,215

NOTE 25 – DERIVATIVE CONTRACTS

The company and it subsidiaries maintain the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Citibank N,A,	UF	631,457	4.940	MUS$	20,949	7.06
Morgan Stanley Capital Services	UF	1,262,913	4.939	MUS$	41,898	7.09
Citibank N,A,	UF	1,000,000	4.2058	MUS$	33,523	5.75
Santander Santiago	UF	1,000,000	4.2058	MUS$	33,523	5.60
J,P, Morgan	UF	441,612	4.6948	MUS$	15,000	6.59

b) Interest Rate Swap Agreements:

	Amount		Rate receivable		Rate Payable
Citibank N,A,	MU$	4,090	Libor	180 days	4.45%
Citibank N,A,	MU$	3,000	Libor	180 days	5.22%

d) Investment Agreement:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Morgan Stanley Capital Services	MU$	18,000	6.20	MXN	206,100	11.75

The Company utilizes its derivative contracts in order to reduce the effects of currency fluctuation and to fix interest rates, In Sept, 2005 the Company sold various currency contracts for a nominal value of approximately US$ 130 millions, which generated ThUS$5,135 in profit. This profit was accounted as non operating result, thus reducing the exchange rate fluctuation losses.

				Description of the contract				Protected Value	Affected Account
									Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	Amount	Realized	Unrealized
S	CCPE	8,180	II-2006	Interest Rate	C	Loans in US Dollars	8,180	4,090	Other currency/long-term liabilities		16	0
S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	20,949	21,637	Other long-term liabilities	490	(368)	645
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	41,898	43,273	Other long-term liabilities	1,033	(750)	1,360
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	18,000	18,767	Other long-term liabilities	2,096	(2,096)	0
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,265	Other long-term assets	857	(424)	314
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	34,265	Other long-term assets	849	(336)	311
S	CCPE	15,000	IV-2026	Currency exchange	C	U.F. Bonds	15,000	15,079	Other long-term assets	10	(192)	0
S	CCPE	3,000	IV-2006	Interest Rate	C	Loans in US Dollars	3,000	3,000	Other long-term liabilities	0	0	0

NOTE 26: CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

- Domestic issue and placement of bonds

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market, for ThUF 2,500 at 7 years with 2 year’s grace, and for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S A,) and/or its subsidiaries that are normal in this kind of transaction, These include the following:
- Maintenance of insurance cover over the principal assets in line with industry standards;
- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;
- Maintenance to date of the accounting books of the parent and its subsidiaries;
- Carry out transactions with subsidiaries on market conditions;
- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;
- Maintain in its quarterly financial statements, effective from December 31, 2005, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0,9:1, measured on the figures in its unconsolidated and consolidated financial statements.

- On August 6 and 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUF 4,000 at 6 years term with 2 year’s grace, ThUF 1,000 at 21 years with 6 year’s grace and ThUS$ 30,000 for 5 years with a bullet repayment, This placement commits the company to:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.
- Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years.
- Maintain shareholders’ equity at over ThUS$ 600,000.
- Maintain a ratio of debt to shareholders’ equity also known as the leverage, at a consolidated and unconsolidated level of no more than:
i, 0,95:1 between March 31, 2004 and December 31, 2004; and
ii, 0,85:1 between March 31, 2005 and the maturity of the bonds.

- On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace. This placement obliges the Company to comply with the following covenants:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.

- Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years
- Maintain shareholders’ equity at over ThUS$ 600,000.
- Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than:
i, 0,90 times between March 31, 2006 and the maturity of the bonds.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd, These include compliance with certain obligations that are normal for this kind of transaction, which are set out below, The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A..

- Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd,, Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$255,467 and a financial expense ratio of no lower than 1,5:1 (income for the year before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd, and 66,6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

- Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N,V,, West LB AG, New York branch, The Bank of Nova Scotia, Citibank N,A,, Nassau, Bahamas branch and ABN Amro Bank N,V,, commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:
               Minimum board installed production capacity: 1,200,000
               Interest cover greater than 3,0
               Net shareholders’ equity greater than US$ 980 million.
               Net debt to equity ratio no higher than 0,9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements, Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

- Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0,9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

- Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0,9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Inversiones Internacionales Terranova S.A.

- The loan agreements signed by Inversiones Internacionales Terranova S.A. with the German bank WestLB commit Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

- The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brasil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for a total sum of ThUS$ 85,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0,85:1
Maximum financial debt to cash generation ratio: 5,5:1 (2004); 5,0:1 (2005); 4,5:1 (2006); 4,0:1 (2007),
Minimum cash generation to financial expense ratio: 2,5:1 (2004); 2,65:1 (2005); 3,0:1 (2006); 3,25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A. and Andinos C.A.

- The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0,85:1
Maximum financial debt to cash generation ratio: 5,5:1 (2004); 5,0:1 (2005); 4,5:1 (2006); 4,0:1 (2007).
Minimum cash generation to financial expense ratio: 2,5:1 (2004); 2,65:1 (2005); 3,0:1 (2006); 3,25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Forestal Argentina S.A.

- On September 2, 2005, Masisa S.A. became a joint and several guarantor in favor of Banco Cooperative Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank Nederland) for the loan granted by that bank the same year to the subsidiary Forestal Argentina S.A. This loan was to be used to restructure its financial debt. The loan agreement states that Masisa S.A., as guarantor, should comply with certain obligations normal to this type of transaction, The loan agreement also obliges Masisa,S.A. to comply with the certain financial ratios, on the basis of its consolidated financial statements:

Minimum installed board production capacity: 1,200,000
Maximum debt level: 0,9:1
Minimum interest coverage: 3:1
Minimum forestry asset coverage: 1,5:1
Minimum net tangible equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

- On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan, The loan was renewed on August 9, 2005. The value of this goods by the close of this financial statements aomounts to THUS$ 33,954, divided into Plantations, THUS$26984 and Lands THUS$ 6,970.

b) Deferred customs duties

At September 30, 2006, the Company owed deferred customs duties of ThUS$60 (ThUS$231 in 2005),

Expiry	ThUS$
2007	55
2008	5
----
Total	60

c) Insurance

As of September 30, 2006, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$374,609,

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$217,960 and THUS$ 118,695 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$96,805; for physical assets and inventories to THUS$205,380 and to THUS$59,374 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$231,370 and THUS$39,200 for fixed costs in case of shutdown of plants, There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$47,271 and THUS$6,567 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$41,935, for physical assets and inventories THUS$178,800 and THUS$31,438 for fixed costs in case of shutdown of plants.

- The US subsidiary has insurance for physical assets and inventories for THUS$24,970 and THUS$3,000, for fixed costs en case of plant shutdown.

d) Other Contingencies

Through Resolution No,203, dated August 29th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies, According to the background information that the company has, Resolution No, 203 would have an effect on the losses recorded by the company which amount to US$ 39,2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No, 203 pursuant to the procedure established in articles 123 and following of the Tax Code, Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No, 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39,2 million recorded by the company.

e) Bargain and Sale of shares and Shareholders Agreement

- By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, levy or any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

- Chilean affiliate Inversiones Internacionales Terranova S.A. signed on the 23rd of may, 2002, a shareholders agreement with Corporación Venezolana de Guayana (CVG) a self governing state owned organization in order to regulate the principles, the rights and obligations of the Parties in and Venezuelan corporation that they would incorporate for the construction, administration and operation of a fluvial port in the northern riverbank of Orinoco River, Macapaima, Venezuela.

To the closing date of these financial statements, due to diverse considerations, the previously mentioned corporation has not yet been incorporated.

f) Contract for Wood Purchasing.

As of the end of the fiscal year, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997, The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares, The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A.

The signed contract takes the following conditions into account:

1. The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2. The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3. CVG,Proforca C.A. shall compensate TDVSA in the event that the latter incurred expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4. TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5. TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca to prevent fires that could affect the plantations.

g) Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997, where it is bound to the following conditions during the term the mentioned contract is in force:

1. All maintenance and repair work that the equipment may require for its proper operation shall be to the account of TDVSA.

2. All improvements shall be the property of TDVSA and may be removed by the same, as long as no part of the rented property or goods is damaged.

3. All expenses related to energy and water supply and phone services for the commercial operation shall be on the account of TDVSA.

4. All property taxes shall be on the account of CVG Proforca C.A. , as well as those related to the operation by TDVSA.

5. As of January, 1998, all equipment should have been insured against all risks and the beneficiary of such policy shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed the following:

-Terminate in advance the rent contract of Uverito sawmill, without having CVG Proforca to do any payment for the termination of the contract.

-Terranova Venezuela commits to do a series of tasks described in a chronogram which is part of the agreement, with the purpose of placing the sawmill in similar operational conditions to the valid ones at the moment of its reception in 1997.

-At the end the reconditioning, Terranova Venezuela will have to consign a guarantee for the equipments functioning for 4 months, which will not include the bad use nor out ware of the equipments, nor implicate the un fulfillment of the reconditioning tasks by Terranova de Venezuela.

h) Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year, In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

- To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

- To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	31/03/2006	31/03/2005	31/03/2007	Assets	31/03/2008	Assets	31/03/2009	Assets
ABN AMRO BANK	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0			1,444
BANCO BBVA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	908	922	922	2,617	633		288		-
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,745	1,773	1,773	2,005	1,218		556		-
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	3,281			2,088
BANCO SANTIAGO	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0			1,672
BANQUE EUROPEENNE POUR AMERICAN	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	2,194			2,673
CORPBANCA VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,039			1,732
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	1,548	3,334	3,334		2,290		1,044		-
CITIBANK VENEZUELA	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	5,478	2,243	2,243		2,243		0		-
WESTDEUTSCHE	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0	1,050	1,050		1,050
KREDITANSTALT FUR	ANDINOS C.A.	Subsidiary	Suretyship	Net Worth	0	1,330	1,330	1,710	380		380		380
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	0	5,552	5,552	5,419	512		450		450
ABN AMRO BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	8,214			7,976
BANCO PROVINCIAL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,025	8,209	8,209		8,209
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	25,050	3,074	3,074	2,901	2,111		963		-
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	7,805	25,454	25,454	21,218	14,451		8,011		2,992
BANCO DE CRÉDITO E	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	27,717	7,931	7,931	8,922	4,181		2,500		1,250
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	10,386	24,461	24,461	23,178	24,461
BANCO DEL ESTADO DE	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	27,418	10,554	10,554	9,955	7,248		3,306
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,695	21,546	21,546	16,420	21,546
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,643	3,754	3,754	10,454	1,979		1,183		592
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	0	3,701	3,701	1,240	1,951		1,167		583
BANQUE EUROPEENNE POUR AMERICAN	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	3,651			6,527
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	16,008			7,350
SECURITY BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	7,245			2,917
CITIBANK VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	13,933	3,641	3,641		3,641		0		-
WESTDEUTSCHE	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	11,188	16,269	16,269		10,115		6,154		-
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	10,070	7,394	7,394		7,394
CORPBANCA VENEZUELA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	11,033			1,440
SECURITY BANK	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	24,824			2,917
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	24,824			2,738
KREDITANSTALT FUR	FIBRANOVA C.A.	Subsidiary	Suretyship	Net Worth	24,824	11,973	11,973	15,390	3,423		3,420		3,420
BANCO DE CRÉDITO E	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	24,824	11,380	11,380	12,722	3,047		2,778		2,778
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Suretyship	Net Worth	18,185	10,231	10,231	12,708	2,731		2,500		2,500
BANCO CHILE NEW YORK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0			10,942
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0			118
COMERICA BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0			8,751
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	491			21,476
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	945	11,143	11,143		143				1,100
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	1,006	25,073	25,073		323				2,475
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	1,776	25,073	25,073		323				2,475
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	0	25,073	25,073		323				2,475
WESTDEUTSCHE	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	15,020	25,073	25,073		323				2,475
PRIVATE PLACEMENT	MASISA OVERSEAS LIMITED	Subsidiary	Suretyship	Net Worth	5,224	18,548	18,548	27,840	9,548		9,000		0
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	0	387	387	578	195		193		0
BANCO DEL ESTADO DE	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	0	744	744	1,111	374		370		0
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	3,705	3,043	3,043	4,000	3,043
BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Suretyship	Net Worth	9,965	1,400	1,400	2,088	703		696		0
HSBC	MASISA USA INC.	Subsidiary	Suretyship	Net Worth	0			4,527
KREDITANSTALT FUR	INV.S INT. TERRANOVA	Subsidiary	Suretyship	Net Worth				27,664
WESTDEUTSCHE	INV.S INT. TERRANOVA	Subsidiary	Suretyship	Net Worth		5,293	5,293	7,044	1,810		1,741		1,741
BBVA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth				1,407
BANCO DEL DESARROLLO	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth				3,035
BANQUE EUROPEENNE POUR	TERRANOVA VENEZUELA S.A.							4,098
AMERICAN		Subsidiary	Suretyship	Net Worth
CORPBANCA VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth				426
CITIBANK VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth		3,788	3,788		3,788		0		0
WESTDEUTSCHE	TERRANOVA VENEZUELA S.A.	Subsidiary	Suretyship	Net Worth		10,127	10,127		6,296		3,831		0
BANCO DE CHILE	OXINOVA C.A.	Joined	Suretyship	Net Worth	4,900	4,900	4,900		4,900				0

NOTE 27: GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$3,667 (THUS$5,952 in 2005) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 28 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	30-09-2006	30-09-2005
Notes receivable from related	Brazilian Real	665	0
companies
Inventories	Dollars	188,145	209,856
Recoverable taxes	Not adjustable	20,595	21,031
Recoverable taxes	Dollars	3,087	1,169
Recoverable taxes	Bolivars	12,934	15,535
Recoverable taxes	Brazilian Real	5,553	8,929
Recoverable taxes	Mexican Peso	920	0
Recoverable taxes	Argentinean Peso	2,739	5,222
Recoverable taxes	Other Currencies	1,609	1,300
Prepaid expenses	Not adjustable	20,595	21,031
Prepaid expenses	Dollars	3,087	1,169
Prepaid expenses	Brazilian Real	5,553	8,929
Prepaid expenses	Mexican Peso	920	0
Prepaid expenses	Argentinean Peso	2,739	5,222
Prepaid expenses	Bolivars	12,934	15,535
Prepaid expenses	Other Currencies	1,609	1,300
Deferred taxes	Dollars	831	2,842
Deferred taxes	Mexican Peso	2,085	0
Deferred taxes	Argentinean Peso	627	0
Deferred taxes	Other Currencies	8	0
Others currents assets	Dollars	24	4,681
Others currents assets	Mexican Peso	161	99
Others currents assets	Argentinean Peso	15	0
Others currents assets	Other Currencies	13	144
--------
Fixed Assets
Fixed Assets	Dollars	1,475,494	1,430,688
--------

		Amount
Account	Currency	30-09-2006	30-09-2005
Others assets

Investments in related	Dollars
companies
Investments in other	Dollars	157	165
companies
Investments in other	Other Currencies	40	40
companies
Goodwill	Dollars	1,186	1,448

Negative goodwill	Dollars	(59,412)	(42,465)
Long term receivables	Not adjustable	258	2,748
Long term receivables	Dollars	2,182	1,086
Long term receivables	Brazilian Real	2,089	1,213
Long term receivables	Argentinean Peso	32	138
Long term receivables	Other Currencies	100	227
Notes and accounts receivable	Brazilian Real	665	0
from related companies

Intangible	Dollars	212	121
Amortization	Dollars	-28	-19
Others	Not adjustable	378	416
Others	Dollars	15,116	20,263
Others	Brazilian Real	857	1,674
Others	Mexican Peso	106	386
Others	Argentinean Peso	46	115
Others	Other Currencies	11,087	2,186

--------
Total Assets
	Not adjustable	62,642	62,782

	Dollars	1,763,176	1,725,029
	Bolivars	31,318	36,171
	Brazilian Real	22,348	48,235
	Mexican Peso	40,366	31,177
	Argentinean Peso	10,701	14,260
	Euro	1,587	503
	Other Currencies	22,848	12,392

b) Short Term Liabilities

		Until 90 days				90 days to 1 year
		30-09-2006		30-09-2005		30-09-2006		30-09-2005
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Obligations to banks and financial institutions short/term	Dollar	7	-	47,439	3,9	2,009	6,0	6,036	3,81
Obligations to banks and financial institutions short/term	Bolivars	0	-	0	0	63,888	9,91	51,202	15,14
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	-	0	0	0	-	2,869	6,7
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	9,543	5,2	16,759	4,13	20,200	5,9	42,689	3,92
Short/term portion of long/term liabilities to banks and financial institutions	Bolivars	0	-	0	0	27,998	6,0	0	0
Obligations with the publi short/term portion	U.F.	0	-	45,988	5,0	24,379	5,8	0	0
Obligations with the publi short/term portion	Dollar	0	-	1,272	0	9,980	7,9	9,000	8,06
Obligations with the publi short/term portion	Dollar	4	-	156	0	0	-	0	0
Long/term liabilities due within one year	Mexican peso	0	-	9	0	0	-	0	0
Dividends payable	Dollar	504	-	316	0	0	-	0	0
Accounts payable	U.F.	63	-	0	0	0	-	0	0
Accounts payable	Chilean peso	18,249	-	11,812	0	0	-	0	0
Accounts payable	Dollar	20,577	-	19,293	0	0	-	0	0
	Argentinean	1,523	-	2,761	0	0	-	0	0
Accounts payable	peso
Accounts payable	Brazilian Real	6,429	-	895	0	0	-	-	0
Accounts payable	Bolivars	2,641	-	6,412	0	0	-	0	0
Accounts payable	Mexican peso	2,333	-	4,914	0	0	-	0	0
Accounts payable	EURO	1,359	-	167	0	0	-	0	0
	Other	4,586	-	5,159	0	0	-	0	0
Accounts payable	Currencies
Notes payable	Chilean peso	0	-	6	0	0	-	0	0
Notes payable		0	-	0	0	0	-	0	0
Notes payable		719	-	927	0	0	-	0	0
	Other	0	-	0	0	0	-	0	0
Notes payable	Currencies
Sundry creditors	Chilean peso	41	-	0	0	0	-	0	0
Sundry creditors	Dollar	1,539	-	2,034	0	0	-	0	0
	Argentinean	0	-	122	0	0	-	-	0
Sundry creditors	peso
Sundry creditors	Brazilian Real	5	-	0	0	0	-	0	0
Sundry creditors	Mexican peso	0	-	775	0	0	-	0	0
Sundry creditors	Brazilian Real	320	-	107	0	0	-	0	0
Sundry creditors	EURO	275	-	0	0	0	-	0	0
	Other	12	-	9	0	0	-	0	0
Sundry creditors	Currencies

Account	Currency	Until 90 days				90 days to 1 year
		30-09-2006		30-09-2005		30-09-2006		30-09-2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Notes and accounts payable to related companies	Dollar	4,948	-	0	0	0	-	4,487	0
Provisions	Chilean peso	4,901	-	3,281	0	16	-	0	0
Provisions	Dollar	5,692	-	4,193	0	1,068	-	1,516	0
	Argentinean	5,751	-	330	0	0	-	3,273	0
Provisions	peso
Provisions	Bolivars	2,723	-	2,618	0	0	-	0	0
Provisions	Brazilian Real	4,959	-	1,977	0	0	-	0	0
Provisions	Mexican peso	1,133	-	3,874	0	0	-	0	0
	Other	113	-	78	0	0	-	0	0
Withholdings	Currencies
Withholdings	Chilean peso	891	-	531	0	0	-	0	0
Withholdings	Dollar	867	-	1,238	0	68	-	0	0
Withholdings	Bolivars	2,587	-	4,554	0	0	-	0	0
	Argentinean	805	-	0	0	0	-	0	0
Withholdings	peso
Withholdings	Brazilian Real	8,611	-	7,372	0	0	-	0	0
Withholdings	Mexican peso	3,746	-	953	0	0	-	0	0
	Other	838	-	788	0	0	-	0	0
Income tax	Currencies
Income tax	Chilean peso	0	-	0	0	0	-	378	0
Income tax	Dollar	1,382	-	0	0	0	-	98	0
	Argentinean	0	-	0	0	0 3,675	-	2,310	0
Income tax	peso
Income tax	Bolivars	106	-	205	0	0	0	0	0
Income tax	Brazilian Real	710	-	0	0	0	0	0	0
Income tax	Mexican peso	970	-	0	0	120	-	1,542	0
	Other	838	-	788	0	0	-	0	0
Income tax	Currencies
Income received in advance	Chilean peso	837	-	20	0	0	-	0	0
Income received in advance	Bolivars	27	-	24	0	0	-	0	0
Income received in advance	Brazilian Real	2	-	624	0	0	-	0	0
Other current liabilities	Mexican peso	314	-	0	0	0	-	0	0
TOTAL CURRENT LIABILITIES		-	-	-	-	-	-	-	-
	Dollar	45,063	-	92,700	-	33,325	-	63,826	-
	Bolivars	8,404	-	13,920	-	91,886	-	51,202	-
	U.F.	63	-	45,988	-	24,379	-	2,869	-
	Mexican peso	8,496	-	10,525	-	120	-	1,542	-
	Chilean peso	24,919	-	15,650	-	16	-	378	-
	Argentinean	8,798	-	4,140	-	3,675	-	5,583	-
	peso
	Brazilian Real	20,716	-	10,868	-	0	-	0	-
	EURO	1,634	-	167	-	0	-	0	-
	Other	6,140	-	6,089	-	0	-	0	-
	Currencies

long-term Liabilities as of September 30th, 2006

Present period

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	62,481	5.2	83,729	5.2	34,841	5.2	0	-
Bonds	U.F.	45,680	4.8	53,965	4.8	72,399	4.8	72,220	4.8
Bonds	Dollar	39,000	5.7	0	-	0	-	0	-
Sundry creditors	Chilean pesos	130	-	0	-	0	-	0	-
Provisions	Dollar	1,000	-	0	-	0	-	0	-
Provisions	Dollar	426	-	0	-	0	-	0	-
Deferred taxes	Dollar	27,234	-	0	-	4,322	-	8,020	-
Deferred taxes	Argentinean	1,165	-	777	-	1,942	-	1,942	-
Deferred taxes	Mexican peso	1,426	-	0	-	0	-	0	-
Other long-term liabilities	Dollar	4,727	-	0	-	0	-	0	-
Other long-term liabilities	Dollar	0	-	0	-	12,924	-	0	-
Total long-term liabilities		-	-	-	-	-	-	-	-
	Dollar	133,572	-	83,729	-	39,163	-	8,020	-
	U.F.	45,680	-	53,965	-	72,399	-	72,220	-
	Bolivars	2,426	-	0	-	0	-	0	-
	Brazilean Real	426	-	0	-	12,924	-	0	-
	Argentinean peso	1,165	-	777	-	1,942	-	1,942	-

Past period

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	115,664	7.3%	34,754	4.5%	5,175	4.5%	0	-
Obligations to banks and financial institutions	Bolivar	3,873	-	-	-	-	-	0	-
Bonds	Dollar	48,000	8.1%	-	-	-	-	-	-
Bonds	U.F.	100,440	5.3%	69,192	2.4%	27,084	3.1%	36,036	2.8%
Sundry creditors	Dollar	265	-	0	-	0	-	0	-
Sundry creditors	Mexican Pesos	27	-	0	-	0	-	0	-
Provisions	Chilean pesos	0	-	0	-	22	-	0	-
Provisions	Dollar	0	-	0	-	655	-	0	-
Deferred taxes	Dollar	0	-	0	-	44,344	-	0	-
Other long-term liabilities	Brazilean Real	7,827	-	4,837	-	0	-	0	-
Other long-term liabilities	Dollar	3,450	-	0	-	0	-	0	-
Other long-term liabilities	Mexican Pesos	0	-	1,679	-	0	-	0	-
Total long-term liabilities		-	-	-	-	-	-	-	-
	Dollar	167,379	-	34,754	-	50,174	-	0	-
	Bolivar	3,873	-	0	-	0	-	0	-
	U.F.	100,440	-	69,192	-	27,084	-	36,036	-
	Mexican Pesos	27	-	1,679	-	0	-	0	-

	Chilean pesos	0	-	0	-	22	-	0	-

	Brazilean Real	7,827	-	4,837	-	0	-	0	-

NOTE 29: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendency of Securities and Insurance or other administrative authorities,

NOTE 30: SUBSEQUENT EVENTS

Between September 30th and the emission date of the current financial statements, we had no knowledge of any other subsequent events.

NOTE 31 – ENVIRONMENTAL

The company’s environmental management is focused on the following 2 aspects:
1. - Legal Aspect:
This aspect gathers all that relates to permit applications, authorizations, and environment related certifications, as well as the regularization of any pending aspects.
2. – Environmental management and Eco-efficiency:
Under the concept that each process can be improved through responsible and adequate environmental management, the company is concerned to evaluate and develop projects which allow cost savings, reduction of loss in processes to achieve efficient use of recourses, and finally, the implementation of the Environmental Management Certificate System under international standards.
The company is committed and has made investments in operative areas related to the environmental management system, the invested amounts expressed in THUS$, in the company and its subsidiaries are:

Company	Budget	Invested	Invested
	Aggregate 2006	Aggregate 2006	2006 Period
	THUS$	THUS$	THUS$
Masisa Chile	4,155	5,720	2,026
Masisa Argentina	1,776	1,393	536
Masisa Brazil	2,254	1,833	291
Masisa Mexico	996	986	-
Forestal Argentina	90	208	53
Forestal Tornagaleones	638	907	109
Terranova Brazil	286	138	-
Terranova Venezuela	290	2,702	707
	========	========	========
Consolidated Total	10,485	13,887	3,722

Management Analysis

MANAGEMENT ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30th, 2006
(In thousands of US$)

A. Comparative analysis of the observed principal trends:

	2006	2005	2005
	Jan-Sep	Jan -Sep	Jan -Dec

Liquidity Indexes
---------------------
Regular Liquidity	1.80	1.55	1.11
Acid Ratio	0.04	0.08	0.03

The outstanding assets decreased in approximately 1.38% mainly due to the decrease in stock and the increase in debtors, which is directly related to higher sales year-over-year. On the other hand, outstanding liabilities decreased in approximately 14.69% mainly due dollar and UF bond amortizations.

	2006	2005	2005
	Jan-Sep	Jan -Sep	Jan -Dec

Indebtedness Indexes
--------------------------
Indebtedness Ratio (times)	0.69	0.81	0.72
Short Term Debt/Total Debt	34.36%	39.27%	58.77%
Long Term Debt/Total Debt	65.64%	60.73%	41.23%
Financial Expenses Coverage (times)	2.14	2.35	1.80

Variations observed in indebtedness indexed are mainly related to the capital increase carried out between the last quarter of 2005 and the first quarter of 2006, amounting US$117.3 million.

The decrease in the coverage ratio is due to lower earnings before taxes and minoritary interest en el January-December 2006 period in relation to the same period of the previous year, according to what is explained further on in this section.

	2006	2005	2005
	Jan-Sep	Jan -Sep	Jan -Dec
Activity Indexes
--------------------
1.Total Assets	1,954,986	1,930,549	1,965,921
Investments for the period
- In Fixed Assets	84,086	45,539	67,289
Dispositions:
- Fixed Asset Sales	38	1,477	2,193

2.Inventory Rotation	2.49	1.97	2.47
3.Inventory Permanence	99.57	141.57	145.75
4.Accounts Payable Rotation	9.26	7.51	11.22
5.Accounts Payable Permanence	29.16	35.93	32.09
6.Accounts Receivable Rotation	5.51	4.79	5.57
7.Accounts Receivable Permanence	49.03	56.38	64.63

	2006	2005	2005
	Jan-Sep	Jan -Sep	Jan -Dec
Result Indexes
------------------
Operating Income	663,850	549,934	743,993
- Internal market	594,874	501,939	683,331
- External market	68,976	47,995	60,662
Operating Costs	(510,207)	(400,227)	(549,501)
- Internal market	(487,912)	(388,001)	(524,551)
- External market	(22,295)	(12,226)	(24,950)
Operating Result	65,446	70,066	81,898
Financial Expenses	(26,037)	(28,797)	(38,756)
Non-Operating Result	(35,890)	(31,197)	(50,986)
R.A.I.I.D.A.I.E.	91,413	106,604	122,285
Net Earnings (loss)
after taxes	15,685	25,199	22,981

Operating income increased during the January-September 2006 period in 20.71% regarding the same period of the previous year, and operating margin increased in 2.63% .

Depletion for the analyzed periods is set forth below:

	2006	2005	2005
	Jan-Sep	Jan -Sep	Jan -Dec
Argentina	900	1,206	2,837
Brazil	4,419	5,647	7,278
Chile	6,878	7,278	10,335
Venezuela	2,747	3,112	4,157
Totals	14,944	17,243	24,607

	2006	2005	2005
	Jan-Sep	Jan -Sep	Jan -Dec
Profitability Indexes

1.Net Worth Profitability	1.72%	3.12%	2.85%
2.Asset Profitability	0.97%	1.45%	1.40%
3.Operating Asset Performance	3.32%	3.62%	4.13%
4.Net Income per Share (dollars)	0.0033	0.0055	0.0048
5.Dividend Return	1.19%	2.22%	2.79%

Profitability Indexes reflect the said decrease of results.

B.- Description and analysis of the main components of net flows

	2006	2005	2005
	Jan-Sep	Jan –Sep	Jan -Dec
Positive net flow generated
by operating activities	100,666	79,609	103,762
- Debtor collection by sales	824,231	631,384	879,940
- Suppliers and Personnel Payment	(694,340)	(533,937)	(748,178)
- Others	(29,225)	(17,838)	(28,000)

Net flow generated
by Financing Activities	(22,099)	(47,679)	36,610
- Share placement payment	44,012	-	75,383
- Loan granting	219,368	114,416	125,121
- Obligations to the public	162,965	-	-
- Dividend Payment	(11,491)	(52,111)	(52,111)
- Loan Payment	(266,445)	(99,293)	(82,901)
- Obligations to the public payment	(169,605)	9,000)	(26,594)
- Others	(903)	1,691)	(2,282)

Net flow generated
by Investment Activities	(114,246)	(28,052)	(101,044)
- Fixed assets sales	38	1,477	2,193
- Incorporation of fixed assets	(84,086)	(45,539)	(73,166)
- Others	(30,198)	16,010	(30,071)

Total net flow for the period	(35,679)	3,878	39,328
Inflation effect	17	(14)	-
Initial cash balance
and cash equivalent	97,857	58,530	58,530
Final cash balance
and cash equivalent	62,195	62,394	97,858

When analyzing flows, we can observe the incorporation of new resources due to the capital increase completed in January 2006, liabilities restructuring completed with the placement of a UF Bond in January 2006, and dividend payment for US$11.4 million carried out in 2006 and US$52.1 million in 2005.

C. Book and economic value of assets and liabilities

The company’s main assets are its production plants located in Chile, and its investments in foreign countries such as Argentina, Brazil, the United States, Venezuela, and Mexico, all which are assessed according to the generally accepted accounting principles. The studies that the company usually carries out to analyze the economic value of its productive plants show that such values cover their respective book values.

D. Analysis of the most important variations occurred during the period

The company carries out its businesses in various markets, concentrated mainly in Chile, the United States, Brazil, Mexico, Argentina and Venezuela. Due to this fact, the company’s sales as well as its financial results are exposed to the individual conditions of each market. The following chart sets forth the distribution of sales, grouped by destination market.

	2006	2005	2005
	Jan-Sep	Jan –Sep	Jan -Dec
USA	27.0%	28.6%	28.0%
Chile	16.5%	15.6%	16.5%
Mexico	13.7%	15.3%	15.0%
Brazil	16.1%	13.9%	14.0%
Venezuela	9.5%	8.3%	8.3%
Argentina	7.5%	7.4%	7.6%
Others	9.7%	10.9%	10.6%
	--------	--------	--------
Total	100.0%	100.0%	100.0%

In the past years, Masisa S.A. has increased the diversification of its market risk expanding its productive and commercial operations to other countries. As such, it currently owns plants in Chile, Argentina, Brazil, the United States, Venezuela, and Mexico. The company also owns commercial operations in Colombia, Peru and Ecuador, and exports to numerous countries in America, Asia and Europe. This way, the company avoids exposition to the risk of any market in particular.

In its own markets, the company also faces the risk of an eventual intensification of competition or the appearance of new actors in the boards, wood products, and forestry markets. Masisa S.A. thinks it has solid positions in each of the market in which it directly participates, which allows the company to maintain profitable operations in constant development. Nevertheless, the company cannot assure that in the future these conditions will not change due to the incorporation of new participants or the intensification of competition in the markets in which it operates. To face these risks, the company concentrates its efforts in actions aiming to maintain its leadership in costs, to maintain a strong distribution chain, to constantly improve its product mix, and to obtain brand recognition, among other things.

The company is exposed, assets as well as liabilities wise, to the variation in foreign currency value or in other currencies different to the functional currency value in which accounting is carried out (dollars). The existence of assets and liabilities in non-dollar currencies is mainly due to the company’s operations in local markets, national sales activities, investment activities in assets purchased in the local market, and obtaining internal financing. The non-dollar balances and/or denominated in a different currency other than the functional currency for the analyzed periods were the following:

Summary of asset and liabilities in non dollar currency
(expressed in thousands of US dollars)

	2006	2005	2005
	Jan-Sep	Jan –Sep	Jan -Dec
Assets	191,810	205,520	189,113
Liabilities	465,112	383,902	407,689
Asset position (liability)	(273,302)	(178,382)	(218,576)

The Company uses derivative instruments to reduce currency fluctuation risks, as is set forth in the respective derivative note.

Based in market conditions, the company’s management establishes policies to obtain credits, invest in deposits and marketable securities with resale agreements and the use of derivative instruments. Depending on the amounts, the Board of Directors also approves these transactions before their execution. New long term financing to finance new investments or refinance existing liabilities, must be approved by the Company’s Board of Directors. In countries in which Masisa S.A. operates, local management may obtain new short term credits for its work capital requirements for normal business operation.

E.- Risk Analysis

Risk Factors Analysis

During the normal course of business, the company faces various markets, financing, and operating risk factors, among others.

Financing and exchange rate risk:

The company’s management establishes policies to manage the financial risk through the use of derivative instruments such as swaps, forwards, options or futures, to cover exchange risks as well as interest rate fluctuation.

The company does not use derivative instruments for speculation.

Operating risk:

In the regular course of business, Masisa S.A. faces raw material supplying risks, especially in chemical resins and wood, which are essential elements for the production of its products. To minimize this risk, the company maintains long term agreements with chemical resin suppliers. In addition to the forests and plantations that the company directly holds in Chile, it is also the principal shareholder of Forestal Tornagaleones S.A., who has plantations in Chile and Argentina. Additionally, it maintains a diversification policy for its wood residue supply, reducing dependence from an individual supplier.

As part of the regular course of business, the company may face catastrophic risks in its plants, loss risk in its warehouses, third party damages, legal contingencies, commercial risks, and others. The company’s management intends to identify these risks to avoid its occurrence in any way possible; minimizing the potential adverse effects and/or cover through insurance policies the eventual losses if such evens should occur.

Relevant Events

A summary of Masisa S.A’s relevant events for the period January – September 2006 is set forth below, and which the company’s management considers must be acknowledged by the Shareholders.

On January 6th, 2006 the preference option period for the subscription of the capital increase that was agreed by the Extraordinary Shareholders Meeting held on August 29th, 2005 was completed. The amount of subscribed and paid shares -from a total of de 650,000,000 shares- was 622,503,068 which increased the paid in capital of the Company in THUS$ 117,365.-

In an Extraordinary Board Meeting of the Company, held on January 11th, 2006, the following was agreed:

1) Summon a Bond Holder’s Meeting to be held during March 2006, to approve the following modifications to the issuance contract of the bonds line subscribed with the Securities Registry of that Superintendent’s Office under N° 440, dated November 15th, 2005, with charge to which the bonds Series D were issued which will be placed on January 12th, 2006.

a) Modify N° 14 of clause 4 of the issuance contract, replacing paragraph three of said number by the following text:
"The Bonds will be rescued –except in case of Series D Bonds corresponding to the first issuance with charge to the Line, which will be ruled for theses aspects by the dispositions established in N° 8 of clause 7 of this Contract-, at a value equal to the unpaid capital balance, plus the accrued interests in the period between the next day from the maturing date of the last interest quote paid and the date established for the rescue".

b) Modify N° 8 of clause 7 of the issuance contract:
"Eight / Anticipated recovery.- The Series D Bonds may be recovered as of April 15th, 2008, in the said manner stated in N° 14 of clause 4 of this instrument. Such Bonds will be recovered at value equivalent to the current value minus the future Bond flows, corresponding to the balance of unpaid capital and interests, at a 4.0% annual rate, compound, calculated over equal quarters of 180 days."

2) Summon a Bond Holder’s Meeting to be held on the same date as the Meeting mentioned in N° 1 above, to approve the following modifications to the issuance contract of the bond line subscribed with the Securities Registry of that Superintendent’s Office under N° 439, dated November 14th, 2005, with charge to which the Series E bonds were issued which will be placed on January 12th, 2006.

a) Modify N° 14 of clause 4 of the issuance contract, replacing paragraph three of said number by the following:
"The Bonds will be recovered –except in case of the Series E Bonds corresponding to the first issuance with charge to the Line, that will be ruled on this aspect by the provisions established in N° 8 of clause 7 of this Contract-, at a value equal to the unpaid capital balance, plus the accrued interests in the period between the next day from the maturing date of the last interest quote paid and the date established for the rescue".

b) Modify N° 8 of clause 7 of the issuance contract with charge to which the Series E is issued, replacing it by the following text:
"Eight / Anticipated recovery.- The Series D Bonds may be recovered as of April 15th, 2008, in the said manner stated in clause 4, N° 18 of this instrument. Such Bonds will be recovered at value equivalent to the current value minus the future Bond flows, corresponding to the balance of unpaid capital and interests, at a 4.4% annual rate, compound, calculated over equal quarters of 180 days."

On January 12th, 2006, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Securities Exchanges, the following information:

1) With charge to the Line N° 439, today January 12th, 2006, Series E bonds for UF: 2,750,000, with a 21-year term and a 1-year grace period, at a rate of 4.79% were placed

2) With charge to the Line N° 440, today January 12th, 2006, Series D bonds for UF: 2,000,000, with a 7-year term and a 2-year grace period, at a rate of 4.59%

The funds obtained through said placements will be destined to the payment of financial obligations of the company and/or its subsidiaries.

On April 20th, 2006, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Securities Exchanges, about the payment of a minimum and mandatory definite dividend and of an additional definitive dividend, with charge to net income for the period completed as of December 31st, 2005. The total amount of the dividend to be shared was for THUS$ 11,491.- or 50% of the net income distributable for the 2005 period. This dividend was paid on May 16th, 2006 in pesos, according to the exchange rate "dólar observado" (“observed dollar”) published in the Diario Oficial (Chilean Official Gazette) on May 12th, 2006.-

On July 3rd, 2006, the company has informed the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Insurance Superintendent’s Office), the following information as an important event:

" In compliance with the provisions in Article 9 and paragraph two of Article 10 of Law 18,045 and General Rule N° 30 of that Superintendent’s Office, being duly authorized, I hereby inform the following information as an important event:

On June 30th, 2006, the company filed its financial statements in US GAAP as of December 31st, 2005 with the Securities and Exchange Commission (SEC). In the elaboration of these financial statements a financial statement based on the Chilean rule was used, which reflects a lower net result of US$1.9 million to what is reported in the FECU for that exercise, presented on March 1st, 2006 to the Chilean Securities and Insurance Superintendent’s Office (SVS).

This lower result is due to a lack of inventory that affects the Packing Material account balance and that resulted as an error in pricing parameters used to value the consumption of these materials in the cost system used by the company.

When using material criteria to evaluate the impact of this error in the financial statements, it was concluded that the amount of this error was not significant. Notwithstanding, due to the fact that the error was discovered after the financial statements emission pursuant to the Chilean regulation (March 1st, 2006), but before the financial statements emission according to the 20-F North American regulation (June 30th, 2006), this error was incorporated in the financial statements reported to the SEC, pursuant to the provisions of current regulations.

The company, considering that this was not a significant error, and according to the accounting practices and criteria enforced in Chile, will recognize the aggregate of US$1.9 million, as of December 31st, 2005 with charge to the aggregate results in the company’s Net Worth, and the effect from January to March corresponding to the 2006 period, amounting to US$67 thousand, summing up to this period’s results. Both adjustments will be registered in the financial statements as of March 31st, 2006, which are the last financial statements reported by the company, for which a reemission of the corresponding FECUs will take place."

On September 5th, 2006, the company has informed the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Insurance Superintendent’s Office), the following information as an important event:

The Company’s Board of Directors, in a meeting held on September 4th, 2006, approved hiring and incorporating Mr. Eugenio Arteaga Infante as the new Corporate Chief Financial Officer of Masisa S.A., whom initiated his activities in the Company as of September 25th, 2006. Mr. Artega was General Finance Director of PPL Global América Latina, controlling group for Empresas Emel S.A., among other companies. In addition, the current Corporate Chief Financial Officer of the Company Mr. Alejandro Droste Bertolo, by mutual agreement between the parties, leaves Masisa S.A. and his position as of September 8th, 2006.

Aside from the information above, it is important to say that during the period January - September 2006 there were no other relevant events regarding the Company, which pursuant to the dispositions of Article 9 and paragraph 2 of Article 10 of Law 18,045, Management had considered being relevant to inform or to disclose.

Holdings

The remaining holdings as of September 30th, 2006 and 2005 are the following:

	2006	2005
	ThUS$	ThUS$

Tax Payable	14,632	11,410

Social Laws	1,298	1,169
Remuneration payable	2,186	2,085

Others	20	39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006

Masisa S.A.

By:
/s/ Patricio Reyes U.
	Name:	Patricio Reyes U.
General Counsel